Exhibit 99.1

Richmont Mines Inc. (the “Company”)
Annual and Special General Meeting of Shareholders
May 13, 2010

Report on Voting Results

National Instrument 51-102 – Section 11.3

In accordance with s. 11.3 of National Instrument 51-102, this report describes the matters voted upon and the outcome of the votes conducted at the annual and special general meeting of the shareholders of the Company held on May 13, 2010 (the “Meeting”).

Election of Directors

The following nominees were elected as directors of the Company to hold office until the next annual meeting of shareholders or until the election of their successors: H. Greg Chamandy, Denis Arcand, Martin Rivard, Réjean Houle, Raynald Vézina, Jean-Pierre Ouellet, A. Michel Lavigne, Elaine Ellingham, Samuel Minzberg.

Number of voted shares: 10,558,329
For: 8,593,680 shares, representing 83.01%
Withheld from the vote: 1,758,378 shares, representing 16.99%

Appointment of Auditors

Raymond Chabot Grant Thornton LLP was appointed as auditors of the Company to hold office until the close of the next annual meeting of shareholders and the directors were authorized to fix their remuneration.

Number of voted shares: 10,558,329
For: 10,552,027 shares, representing 99.94%
Withheld from the vote: 6,302 shares, representing 0.06%

Amendment to By-Law 2.05 of the Company regarding quorum for the Board of Directors meetings

The resolution set out in Schedule A to the Management Information Circular related to the meeting approving an amendment to By-Law 2.05 of the Company was adopted.

Number of voted shares: 10,558,329
For: 10,341,356 shares, representing 99.90%
Against: 10,702 shares, representing 0.10%

May 14, 2010

Richmont Mines Inc.

(s) Sandra Cauchon
Sandra Cauchon
Assistant Corporate Secretary